The information in this prospectus supplement and the related prospectus is not complete and may be changed. An effective registration statement relating to the securities has been filed with the Securities and Exchange Commission. This prospectus supplement, together with the related prospectus, is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED OCTOBER 31, 2001.


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 18, 1997)


                                  $100,000,000
                           THE POTOMAC EDISON COMPANY
                                   % NOTES DUE

         The     % Notes Due   will mature on    ,    . We will  pay interest on
the notes on   and    of each year,  commencing   , 2002.  We  may  redeem  the
notes, at our  option, in  whole  or in part,  at  any time  at   the  optional
redemption price set forth in this prospectus supplement.

                                 --------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 --------------

                                                      PER NOTE       TOTAL
                                                      --------       -----

Public offering price..........................             %       $
Underwriting discount..........................             %       $
Proceeds, before expenses, to Potomac Edison...             %       $

         Interest on the notes will accrue from   , 2001 in the amount of
   % per note, and must be paid by the purchasers if the notes are delivered after that date.

                                 --------------

         The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New
York, New York on or about       , 2001.

                                 --------------

                         BANC ONE CAPITAL MARKETS, INC.

                                 --------------

                        THE WILLIAMS CAPITAL GROUP, L.P.


              The date of this Prospectus Supplement is    , 2001.

                                TABLE OF CONTENTS

                              Prospectus Supplement

                                                                          PAGE
                                                                          -----
About The Potomac Edison Company ......................................... S-3
Selected Financial Data .................................................. S-3
Construction and Financing ............................................... S-5
Use of Proceeds .......................................................... S-5
Capitalization ........................................................... S-6
Recent Developments ...................................................... S-6
Ratios of Earnings to Fixed Charges ...................................... S-6
Description of the Notes ................................................. S-7
Underwriting ............................................................. S-11
Validity of the Notes .................................................... S-12
Experts .................................................................. S-12

                                   Prospectus

Available Information ....................................................  2
Incorporation of Certain Documents by Reference ..........................  2
The Company ..............................................................  3
Ratios of Earnings to Fixed Charges ......................................  3
Use of Proceeds ..........................................................  3
Construction and Financing ...............................................  4
Description of the New Bonds .............................................  5
Description of New Debt Securities .......................................  7
Plan of Distribution ..................................................... 16
Validity of the Securities ............................................... 16
Experts .................................................................. 16

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is current only as of its date.

         Some statements in this prospectus supplement and the accompanying prospectus constitute forward-looking statements with respect to our company. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of our company to be materially different from any future results, performance, or achievements expressed or implied by those forward-looking statements. These factors may affect our operations, markets, products, services, and prices. These factors include, among others, general and economic and business conditions; industry capacity; changes in technology; changes in political, social and economic conditions; regulatory matters; litigation involving our company; regulatory conditions applicable to our company; the loss of any significant customers; and changes in business strategy or development plans.

                        ABOUT THE POTOMAC EDISON COMPANY


         The Potomac Edison Company is a regulated electric distribution and transmission company operating in portions of Maryland, Virginia and West Virginia. We are a wholly-owned subsidiary of Allegheny Energy, Inc. and, together with West Penn Power Company and Monongahela Power Company, comprise the Allegheny Power integrated electric utility system. In August 2000, we transferred our generation assets to Allegheny Energy Supply Company, LLC, another subsidiary of Allegheny Energy, Inc.


                             SELECTED FINANCIAL DATA


         You should read the following selected financial data for the twelve months ended June 30, 2001, the six months ended June 30, 2001, the six months ended June 30, 2000 and the year ended December 31, 2000 in conjunction with the audited Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2000 and unaudited Financial Statements contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. The unaudited selected financial data for the twelve months ended June 30, 2001, the six months ended June 30, 2001 and the six months ended June 30, 2000 reflect all adjustments (which consist only of normal recurring adjustments) which in our opinion are necessary for a fair presentation of results for those periods.



                                                   12 MONTHS          SIX MONTHS        SIX MONTHS      YEAR ENDED
                                                      ENDED              ENDED             ENDED        DECEMBER 31,
                                                JUNE 30, 2001(4)   JUNE 30, 2001(4)    JUNE 30, 2000      2000(3)
                                                ----------------   ----------------    -------------  -------------
                                                                         (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
---------------------
  Total Operating Revenues....................     $ 857,560          $ 433,079         $ 403,338       $ 827,819
  Operating Income............................        96,334             46,048            70,504         120,790
  Income Before Interest Charges and
     Extraordinary Charge, Net................        98,415             45,775            74,274         126,914
  Interest Charges(1).........................        36,888             17,475            23,116          42,529
  Income Before Extraordinary Charge, Net.....        61,527             28,300            51,158          84,385
  Extraordinary Charge, Net(2)................        (1,621)                --           (12,278)        (13,899)
  Net Income..................................        59,906             28,300            38,880          70,486

                                                                                                      AT
                                                                     AT                AT         DECEMBER 31,
                                                              JUNE 30, 2001(4)    JUNE 30, 2000      2000(3)
                                                              ----------------    -------------  -------------
BALANCE SHEET DATA:
------------------
  Total Assets................................                     $ 1,092,598     $ 1,611,959   $ 1,098,963
  Long-Term Obligations.......................                         410,137         583,534       410,010


-----------
(1) Interest charges include allowance for borrowed funds used during construction.

(2) Income Statement Data includes extraordinary charges recorded in year 2000 of $22.6 million ($13.9 million after tax) to recognize $20.0 million ($12.3 million after tax) for the write-off of unrecoverable regulatory assets and the recognition of rate stabilization obligations due to West Virginia deregulation, and an additional $2.6 million ($1.6 million after tax) due to write-offs associated with deregulation in Virginia.

(3) In August 2000, we transferred approximately 2,100 megawatts of our Maryland, Virginia and West Virginia jurisdictional assets to Allegheny Energy Supply Company, LLC at a net book value of $227.5 million.

(4) In August 2000, we filed an application with the Virginia State Corporation Commission to transfer at net book value the five megawatts of hydroelectric assets located within the state of Virginia to a wholly-owned subsidiary, Green Valley Hydro, LLC ("Green Valley"). On December 14, 2000, the Virginia State Corporation Commission approved the transfer. On June 1, 2001, we transferred these assets at a net book value of $2.3 million to Green Valley and distributed its ownership to Allegheny Energy, Inc.

                       RATIOS OF EARNINGS TO FIXED CHARGES


                                                 12 MONTHS          SIX MONTHS         SIX MONTHS         YEAR ENDED
                                                   ENDED               ENDED              ENDED          DECEMBER 31,
                                             JUNE 30, 2001(3)    JUNE 30, 2001(3)     JUNE 30, 2000         2000(2)
                                             ----------------    ----------------     -------------     --------------
                                                                        (DOLLARS IN THOUSANDS)
Earnings:
  Net Income(1)...........................           $ 61,526            $ 28,299          $ 51,158        $ 84,385
  Plus: Fixed Charges (see below).........             39,044              18,812            25,102          45,334
           Income Taxes(1)................             22,517              11,177            25,832          37,172
           Amortization of capitalized
               interest...................                  1                  --                 1               2
           Income distributions of equity
              investees...................                 --                  --             4,480           4,480
  Less: Capitalized Interest                              (64)                 --              (262)           (326)
           Income from unconsolidated
              equity investees............               (481)                 --            (3,044)         (3,525)
Total Earnings............................            122,543              58,288           103,267         167,522
Fixed Charges:
  Interest on long-term debt..............             34,523              16,332            22,009          40,201
  Other interest..........................              2,718               1,291             1,643           3,069
  Estimated interest component of
     rentals..............................              1,803               1,189             1,450           2,064
Total Fixed Charges.......................             39,044              18,812            25,102          45,334
Ratio of Earnings to Fixed Charges........               3.14                3.10              4.11            3.70

-----------
(1)     Net income and income taxes exclude extraordinary charges.

(2) In August 2000, we transferred approximately 2,100 megawatts of our Maryland, Virginia and West Virginia jurisdictional assets to Allegheny Energy Supply Company, LLC at a net book value of $227.5 million.

(3) In August 2000, we filed an application with the Virginia State Corporation Commission to transfer at net book value the five megawatts of hydroelectric assets located within the state of Virginia to a wholly-owned subsidiary, Green Valley Hydro, LLC (Green Valley). On December 14, 2000, the Virginia State Corporation Commission approved the transfer. On June 1, 2001, we transferred these assets at a net book value of $2.3 million to Green Valley and distributed its ownership to Allegheny Energy, Inc.

                           CONSTRUCTION AND FINANCING


         Our construction expenditures in 2000 amounted to $72.3 million and for 2001 and 2002 are expected to aggregate $49.9 million and $48.5 million, respectively. Allowance for funds used during construction (AFUDC) (shown below), which means allowances for the carrying cost of funds during construction, has been reduced for carrying charges on Clean Air Act Amendments of 1990 expenditures that are being collected through currently approved base rates.



                                                  2000        2001       2002
                                                  ----        ----       ----
                                                      (DOLLARS IN MILLIONS)

Generation.......................................$16.8      $  --      $  --
Transmission and Distribution.................... 55.5       49.9       48.5
                                                  ----       ----       ----
    Total........................................ 72.3       49.9       48.5
                                                  ====       ====       ====
Allowance for Funds Used During Construction
included above ..................................$ 0.6      $  --      $  --

                                 USE OF PROCEEDS

         We will use the net proceeds from the sale of the notes, together with other corporate funds, for the following purposes:

o to redeem $50 million principal amount of our First Mortgage Bonds, 8% Series Due June 1, 2006 at the optional redemption price of 100% of their principal amount plus accrued interest to the redemption date,

o to redeem $45,456,500 principal amount of our 8% Quarterly Income Debt Securities (QUIDS(SM)) (Junior Subordinated Deferrable Interest Debentures Series A) due September 30, 2025 at a redemption price of 100% of their principal amount plus accrued interest to the redemption date,


o    to pay issuance expenses relating to the notes, and


o to add to our general funds which, together with other funds available to us, will be used for other corporate purposes, including financing our construction program.

                                 CAPITALIZATION


         The following table sets forth our capitalization at June 30, 2001, and as adjusted to give effect to the sale of the notes and the application of proceeds described above under "Use of Proceeds."


                                                                                  AT JUNE 30, 2001
                                                                                  ----------------
                                                                          ACTUAL                   AS ADJUSTED
                                                                          ------                   -----------
                                                                               (DOLLARS IN THOUSANDS)
  Common stock, other paid-in capital, and retained earnings             $402,525                    $402,525
  Long term debt and QUIDS:
      First mortgage bonds..................................              370,000                     320,000
      Quarterly income debt securities......................               45,457                         --
      Unsecured notes.......................................                   --                     100,000
      Unamortized debt discount and premium.................               (5,320)                     (4,034)
                                                                        ---------                    --------
       Total capitalization.................................              812,662                     818,491
  Short-term debt...........................................               49,601                      49,601
                                                                        ---------                    --------
      Total capitalization and short-term debt..............             $862,263                    $868,092
                                                                        =========                    ========

                               RECENT DEVELOPMENTS


         On an unaudited basis, our net income for the three months ended September 30, 2001 was $14.6 million compared to $16.0 million for the three months ended September 30, 2000. Operating revenues were $221.7 million and operating income was $24.1 million for the three months ended September 30, 2001 compared to $206.7 million and $24.5 million, respectively, for the three months ended September 30, 2000.


                       RATIOS OF EARNINGS TO FIXED CHARGES


         Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended December 31, 1996 through 2000 are as follows:


                                                YEARS ENDED DECEMBER 31,
          1996                    1997                    1998                   1999                   2000
          ----                    ----                    ----                   ----                   ----
          3.25                    3.76                    4.09                   4.05                   3.70

         Our consolidated ratio of earnings to fixed charges for the six months ended June 30, 2001 was 3.10.

         The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings means net income (loss) before income taxes and before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income of equity investees, less interest capitalized. Fixed charges means interest expense, plus interest capitalized, plus amoritization of debt issuance costs, plus the estimated interest component of rent expense.

                            DESCRIPTION OF THE NOTES


         The following description is a summary of the material provisions of the notes. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the notes. Therefore, we urge you to read the Indenture and the form of note in making your decision on whether to invest in the notes. We have filed copies of these documents with the Securities and Exchange Commission and will also file copies of these documents at the office of the trustee in New York City.


         The following description of the particular terms of the notes offered by this prospectus supplement supplements and replaces any inconsistent information in the description of the general terms and provisions of the debt securities, referred to as "New Debt Securities", in the attached prospectus.


GENERAL TERMS OF THE NOTES

         The notes will:

     o    be issued in an aggregate principal amount of $100,000,000;

     o    mature at par on            ,              ;

     o    bear interest at         % from            , 2001;

     o    pay interest semi-annually on               and     of each year,
          starting on             , 2002, to the person in whose name the
          global note is registered at the close of business on the
          preceding     or     ;

     o be our direct, unconditional and general obligations and rank equal in right of payment with all of our payment obligations relating to our existing and future unsecured and unsubordinated indebtedness;

     o be issued in the form of one or more global notes held by The Depository Trust Company ("DTC"); and

     o    not be entitled to the benefit of any sinking fund.


         We may, without the consent of the holders of the notes, create and issue additional notes ranking equally with the notes and otherwise similar in all respects so that such further notes would be consolidated and form a single series of notes.


REDEMPTION AT OUR OPTION


         We may, at our option, redeem the notes, in whole or in part, at any time at a redemption price equal to the greater of:


     o 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or

     o as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate
          plus     basis points, plus accrued interest to the redemption date.

         The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

         "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

         "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

         "Comparable Treasury Price" means, with respect to any redemption date:

     o the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

     o if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

         "Quotation Agent" means the Reference Treasury Dealer appointed by us.

         "Reference Treasury Dealer" means (1) each of Banc One Capital Markets, Inc., Banc of America Securities LLC and Salomon Smith Barney Inc., and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we will substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

         "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

         We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

         Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

PAYMENT OF PRINCIPAL AND INTEREST


         We will make payments of principal and interest on the notes to DTC, as depositary, which will receive the funds for distribution to the beneficial holders of the notes. We expect that holders of the notes will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither we nor any paying agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC in making payments to holders of the notes in global form from the funds it receives. The corporate trust office of Bank One Trust Company, N.A. will be designated as the paying agent for payments with respect to the Notes.


THE TRUSTEE


         We will issue the notes under a supplemental indenture, to be
dated     , 2001, among us, The Bank of New York and  Bank One Trust  Company,
N.A., as series trustee, to the Indenture, dated as of May 31, 1995, between us and The Bank of New York, as original trustee, which is more fully described in the attached prospectus.


         Bank One Trust Company, N.A. will serve as the trustee for the notes. Pursuant to the Trust Indenture Act of 1939, as amended, if a default occurred on the notes, Bank One Trust Company, N.A. would be required to resign as trustee within 90 days of default unless the default were cured, duly waived, or otherwise eliminated.


GLOBAL CLEARANCE AND SETTLEMENT


         We have obtained the information in this section from sources we believe to be reliable, including from DTC, and we take responsibility for the accurate reproduction of this information. We take no responsibility, however, for the accuracy of this information. DTC is under no obligation to perform or continue to perform the procedures described below, and it may modify or discontinue them at any time. Neither we nor the trustee will be responsible for DTC's performance of its obligations under its rules and procedures. Nor will we or any registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.


         GENERAL


         DTC is:


          o a limited-purpose trust company organized within the meaning of the New York Banking Law;


          o    a "banking organization" under the New York Banking Law;


          o    a member of the Federal Reserve System;


          o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and


          o a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

         DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange and the National Association of Securities Dealers, Inc.


         OWNERSHIP OF THE NOTES THROUGH DTC


         We will issue the notes in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts.


         We and the trustee will treat the registered holder of the notes, initially Cede & Co., as the absolute owner of the notes for all purposes. Once we and the trustee make payments to the registered holders, we and the trustee will no longer be liable on the notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC and its participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of these book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take the action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.


         DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the notes in global form through these participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Indenture or the notes.


         TRADING BETWEEN DTC PURCHASERS AND SELLERS


         DTC participants will transfer interests in the notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for these transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the notes to these purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

                                  UNDERWRITING


         We have entered into a purchase agreement with respect to the notes with the underwriters named below. Subject to certain conditions, we have agreed to sell, and each underwriter has severally agreed to purchase, the principal amount of notes indicated in the following table.


                                        UNDERWRITER                                    PRINCIPAL AMOUNT OF NOTES
                                        -----------                                    -------------------------
         Banc One Capital Markets, Inc.................................                      $
         The Williams Capital Group, L.P...............................                      ---------------
                  Total................................................                      $  100,000,000


         Notes sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold
at a discount from the public offering price of up to    % of the principal
amount of notes. Any of the securities dealers may resell any notes purchased from the underwriters to certain brokers or dealers at a discount from the
public offering price of up to   % of the principal amount of notes. If all the
notes are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.


         There is presently no established trading market for the notes, and we do not intend to apply for listing of the notes on a national securities exchange. The underwriters have advised us that they intend to make a market in the notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.


         In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.


         The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of the underwriter in stabilizing or short covering transactions.


         These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected in the over-the-counter market or otherwise.


         We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


         The underwriters or their affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business. In addition, Bank One Trust Company, N.A., an affiliate of Banc One Capital Markets, Inc. serves as trustee under the Indenture.

                              VALIDITY OF THE NOTES


         Sullivan & Cromwell, New York, New York, will pass upon the validity of the notes for us. Simpson Thacher & Bartlett, New York, New York, will pass upon the validity of the notes for the underwriters. On matters of local law, these firms will rely on Robert R. Winter, Esq., Vice President and Deputy General Counsel of The Potomac Edison Company.


                                     EXPERTS


         The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           THE POTOMAC EDISON COMPANY


                              FIRST MORTGAGE BONDS
                            UNSECURED DEBT SECURITIES



         The Potomac Edison Company (the "Company") may offer and sell, at one time or from time to time in one or more series, its First Mortgage Bonds (the "New Bonds") and its unsecured debt securities (the "New Debt Securities" and together with the New Bonds, the "Securities") with an aggregate principal amount (or if issued at a discount, the aggregate initial offering price) not to exceed $200,000,000, at prices and on terms to be determined at the time of sale. This Prospectus will be supplemented by one or more supplements hereto (each, a "Prospectus Supplement") which will set forth: (i) in the case of an offering of New Bonds, the aggregate principal amount, maturity, interest rate (or method of calculating the interest rate), any redemption provisions, any initial offering price, proceeds to the Company, and any other specific terms of the particular series of New Bonds; and (ii) in the case of an offering of the New Debt Securities, the aggregate principal amount, maturity, interest rate (or method of calculating the interest rate), any redemption or repayment provisions, any subordination provisions, any initial offering price, any listing on a securities exchange, proceeds to the Company, and any other specific terms of the particular series of the New Debt Securities. Unless otherwise provided in a Prospectus Supplement, the sale of one series of Securities will not be contingent upon the sale of any other series of Securities.


         The Company may sell the Securities to underwriters, through agents and/or directly to other purchasers. The applicable Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the purchase prices, if any, to be paid by underwriters and the compensation, if any, to be paid to such underwriters or agents. See "Plan of Distribution".


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is August 18, 1997.

                              AVAILABLE INFORMATION


         The Potomac Edison Company, 10435 Downsville Pike, Hagerstown, MD 21740-1766 (tel. 301-790-3400), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company can be inspected at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates. Requests should be directed to the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's "home" page on the Internet at http://www.sec.gov. Certain securities of the Company are listed on the New York Stock Exchange and the Philadelphia Stock Exchange, and reports and other information concerning the Company can be inspected at the offices of such Exchanges.


         The Company filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission at the addresses set forth above or through the Commission's home page on the Internet. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:


          (i) The Annual Report of the Company on Form 10-K for the year ended December 31, 1996 (the "Annual Report");

          (ii) The Current Report of the Company on Form 8-K dated April 5, 1997; and

          (iii) The Quarterly Reports of the Company on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.


         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the applicable Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, in the applicable Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in such Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of the Registration Statement and/or this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus and the applicable Prospectus Supplement has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to: The Potomac Edison Company, 10435 Downsville Pike, Hagerstown, MD 21740-1766, Attention: Eileen M. Beck, Secretary (tel. 301-665-2704).

                                   THE COMPANY

         The Company, incorporated in Maryland in 1923 and in Virginia in 1974, is an electric utility operating in portions of Maryland, Virginia and West Virginia. It also owns generating capacity in Pennsylvania. The Company is a wholly-owned subsidiary of Allegheny Power System, Inc. and, together with Monongahela Power Company ("Monongahela"), West Penn Power Company ("West Penn") and Allegheny Generating Company ("AGC") (collectively, the "affiliates"), makes up the Allegheny Power integrated electric utility system (the "System"). The Company owns 28% of the common stock of AGC, and Monongahela and West Penn own the remainder of AGC's common stock. AGC owns an undivided 40% interest (840 MW) in a pumped-storage hydroelectric station in Bath County, Virginia, which is operated by a nonaffiliated company.


                       RATIOS OF EARNINGS TO FIXED CHARGES


         For purposes of calculating the following ratios, (i) "earnings" represent pretax income from continuing operations plus fixed charges, and (ii) "fixed charges" represent interest expenses, amortization of debt expense and discount or premium relating to any indebtedness, portion of rental expense as can be demonstrated to be representative of the interest factor, and preferred stock dividend requirements of majority-owned subsidiaries and 50-percent-owned persons.



                                                      FISCAL YEAR ENDED                           12-MONTH PERIOD
                                                         DECEMBER 31                               ENDED JUNE 30
                                    ---------------------------------------------------------     ----------------
                                    1992         1993        1994        1995         1996        1996        1997
                                    ----         ----        ----        ----         ----        ----        ----
Ratio of Earnings
to Fixed Charges...........         3.40         3.34        3.46        3.27         3.25        3.47        3.34


                                 USE OF PROCEEDS


         Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the Company's general funds and, together with other funds available to the Company, will be used to pay or prepay, to the extent desirable, debt and for other corporate purposes, including the financing of the Company's construction program.

                           CONSTRUCTION AND FINANCING


         Construction expenditures by the Company in 1996 amounted to $86.3 million and for 1997 and 1998 are expected to aggregate $97.8 million and $109.4 million, respectively. In 1996, these expenditures included $13.5 million for environmental control technology, of which $.5 million was for compliance with the Clean Air Act Amendments of 1990 (the "CAAA"). The 1997 and 1998 estimated expenditures include $7.2 million and $11.3 million, respectively, for environmental control technology of which $1.6 million and $5.7 million, respectively, are to cover costs of compliance with the CAAA. Allowance for funds used during construction (AFUDC) (shown below) has been reduced for carrying charges on CAAA expenditures that are being collected through currently approved base rates.



                                                                                  1996          1997          1998
                                                                                  ----          ----          ----
                                                                                      (MILLIONS OF DOLLARS)
Generation..............................................................          $ 27.7        $ 24.0       $  30.8
Transmission............................................................            15.9          25.0          33.8
Distribution............................................................            42.7          48.8          44.8
                                                                                 -------       -------      --------
     Total..............................................................          $ 86.3        $ 97.8        $109.4
                                                                                  ======        ======        ======
Allowance for Funds used During Construction
     Included Above.....................................................         $   2.5       $   2.2      $    2.7

         In connection with its construction and demand-side management programs, the Company must make estimates of the availability and cost of capital as well as the future demands of its customers that are necessarily subject to regional, national, and international developments, changing business conditions, and other factors. The construction of facilities and their cost are affected by laws and regulations, lead times in manufacturing, availability of labor, materials and supplies, inflation, interest rates, and licensing, rate, environmental, and other proceedings before regulatory authorities. Decisions regarding construction of facilities must now also take into account retail competition. As a result, the Company's future plans are subject to continuing review and substantial change.


         The Company has financed its construction program through internally generated funds, first mortgage bonds, debentures, subordinated debt and preferred stock issues, pollution control and solid waste disposal notes, instalment loans, long-term lease arrangements, equity investments by its parent, and, where necessary, interim short-term debt. The future ability of the Company to finance its construction program by these means depends on many factors, including creditworthiness, rate levels sufficient to provide internally generated funds and adequate revenues to produce a satisfactory return on the common equity portion of the Company's capital structure and to support the issuance of senior and other securities.

                          DESCRIPTION OF THE NEW BONDS


GENERAL


         The New Bonds are to be issued as First Mortgage Bonds (the "Bonds") under an Indenture, dated as of October 1, 1944, between the Company and The Chase Manhattan Bank and Thomas J. Foley, as Bond Trustees, as supplemented and as to be supplemented as is necessary to create any series of New Bonds (collectively, the "Bond Indenture"). The Chase Manhattan Bank is a depositary of funds of and a lender to the Company and its affiliates.


         The statements under this caption relating to the New Bonds and the Bond Indenture are summaries and do not purport to be complete. They make use of terms defined in the Bond Indenture and are qualified in their entirety by express reference to the Bond Indenture, the form of which is filed as an exhibit to the Registration Statement.


         Reference is made to the Prospectus Supplement relating to the particular New Bonds offered thereby (the "Offered New Bonds") for the terms of the Offered New Bonds, including the date of maturity, the rate of interest (or manner of calculation thereof), and the price at which, the period(s) within which, and the terms and conditions upon which, the Offered New Bonds may, pursuant to any optional or mandatory redemption provisions, be redeemed by the Company.


         Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered New Bonds are to be issued as registered securities without coupons in denominations of $1,000 and any integral multiple thereof. They will be transferable and exchangeable without charge except for governmental charges, if any.


         The Bond Indenture does not contain any covenants or other provisions that are specifically intended to afford holders of the New Bonds special protection in the event of a highly leveraged or similar transaction involving the Company.


RENEWAL AND REPLACEMENT FUND


         So long as any series of Bonds issued before January 31, 1993 ("Prior Bonds") are outstanding, the Company will, on or before April 30 in each year, pay to the Bond Trustee in cash or Bonds an amount equal to 2-1/4% of the average amount of Depreciable Property of the Company during the preceding year less certain property additions and Bonds retired or to be retired. Cash deposited may be used to acquire Prior Bonds or be withdrawn against Prior Bonds or gross property additions. Excess credits may be used in any subsequent year. The Company has reserved the right to change the 2-1/4% with the approval of the Commission.


SECURITY


         The New Bonds will be equally and ratably secured, together with all other Bonds now or hereafter issued, by a direct first lien on all the fixed properties and franchises now or hereafter owned by the Company. The lien is subject to statutory liens and equitable priorities for taxes and other permitted liens and encumbrances and, as to certain after-acquired property, to preexisting liens and encumbrances, and to rights of others which may attach prior to recordation of a supplemental indenture specifically mortgaging the property. There are excepted from the lien all bills, notes, accounts receivable, cash, agreements, unpledged securities, materials and supplies and certain other assets.

ISSUANCE OF ADDITIONAL BONDS


         Additional Bonds of any series may be issued in an amount equal to (1) 60% of the net bondable value (such value estimated to be in excess of $717,000,000 as of June 30, 1997) of property additions not subject to an unfunded prior lien, (2) certain Bonds retired or to be retired and (3) cash deposited with the Trustee; provided, however, that, notwithstanding the foregoing (except as to additional Bonds which are issued to refund Bonds within two years of their maturity), additional Bonds may not be issued unless net earnings of the Company available for interest (in 12 out of the 15 preceding months), after a provision for depreciation (at the higher of (i) 2-1/4% of Depreciable Property or (ii) book depreciation) but before income taxes, are at least twice the annual interest charges on all Bonds and prior lien bonds then outstanding or applied for. Cash deposited for an issue of Bonds may be withdrawn in an amount equal to either 60% of net bondable value of property additions not subject to a prior lien or the aggregate principal amount of certain Bonds retired or to be retired and such property additions or Bonds may not thereafter be used as a basis to issue additional Bonds.


         Additional prior lien bonds (indebtedness secured by a prior lien on after-acquired property) may be issued with the same limits as those applicable to the issuance of the additional Bonds, on the basis of property subject to such prior lien, the retirement of prior lien bonds or the deposit of cash.


         The Company expects that the New Bonds will be issued on the basis of property additions, cash deposited or Bonds retired or to be retired.


MODIFICATION


         With the consent of the Company and the holders of 75% in aggregate principal amount of the Bonds outstanding and (if less than all series are affected) 75% in amount of each affected series, the Bond Indenture and the rights of the Bondholders may be changed in any way except to affect the terms of payment of principal or interest or to reduce said percentage.


DEFAULTS


         Failure to pay principal or, for specified periods, to pay interest or meet other Bond Indenture requirements constitutes an event of default. A majority of the Bondholders may direct the time, method and place of exercising any power conferred upon the Bond Trustee, but the Bond Trustee, subject during default to the required standard of care, is first entitled to security or indemnity satisfactory to it. Periodic evidence as to general compliance with the Bond Indenture is not required to be furnished unless prescribed by the Commission under the Trust Indenture Act of 1939, but certificates as to compliance with certain provisions are required to be furnished annually and in connection with action to be taken by the Bond Trustee at the Company's request.


REGARDING THE TRUSTEE


         A Trustee under the Bond Indenture is The Chase Manhattan Bank. The Company maintains normal banking arrangements with The Chase Manhattan Bank.

                       DESCRIPTION OF NEW DEBT SECURITIES


GENERAL


         The New Debt Securities may be issued in one or more series under an Indenture dated as of May 31, 1995, between the Company and The Bank of New York, as Trustee (the "Trustee"). The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Indenture and the New Debt Securities, the forms of which are filed, or will be filed, as exhibits to the Registration Statement of which this Prospectus forms a part, or as an exhibit to a Current Report on Form 8-K to be incorporated by reference in such Prospectus. Whenever particular provisions or defined terms in such documents are referred to herein or in a Prospectus Supplement, such provisions or terms are incorporated by reference herein or therein, as the case may be.


         The New Debt Securities will be unsecured obligations of the Company and, unless otherwise provided in a Prospectus Supplement relating to a particular series of New Debt Securities, will be subordinated obligations of the Company.


         Reference is made to the Prospectus Supplement relating to any particular issue of New Debt Securities for the following terms: (1) the title of such New Debt Securities; (2) any limit on the aggregate principal amount of such New Debt Securities or the series of which they are a part; (3) the date or dates on which the principal of any of such New Debt Securities will be payable;
(4) the rate or rates at which any of such New Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, including the right to defer the payment of interest, and the Regular Record Date for any such interest payable on any Interest Payment Date; (5) the place or places where the principal of and any premium and interest on any of such New Debt Securities will be payable; (6) the period or periods within which, the price or prices at which and the terms and conditions on which any of such New Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(7) the obligation, if any, of the Company to redeem or purchase any of such New Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such New Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (8) the denominations in which any of such New Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (9) if the amount of principal of or any premium or interest on any of such New Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;
(10) if other than the currency of the United States of America, the currency, currencies, or currency units in which the principal of or any premium or interest on any of such New Debt Securities will be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of determining the principal amount deemed to be Outstanding at any time; (11) if the principal of or any premium or interest on any of such New Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such New Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined); (12) if other than the entire principal amount thereof, the portion of the principal amount of any of such New Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (13) if the principal amount payable at the Stated Maturity of any of such New Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);
(14) if applicable, that such New Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "--Defeasance and Covenant Defeasance--Defeasance and Discharge" or "Defeasance and Covenant Defeasance--Defeasance of Certain Covenants," or under both such captions; (15) whether any of such New Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Securities and disclosure of the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to under "--Global Securities" and whether any transfer of such Global Security in whole or in part may be registered in the names of Persons other than such Depositary or its nominee; (16) any addition to or change in the Events of Default applicable to any of such New Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such New Debt Securities due and payable; (17) any addition to or change in the covenants in the Indenture; and (18) any other terms of such New Debt Securities not inconsistent with the provisions of the Indenture. (Section 301).


         New Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to New Debt Securities sold at an original issue discount may be described in the applicable Prospectus Supplement. In addition, certain special United States federal income tax or other considerations (if any) applicable to any New Debt Securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable Prospectus Supplement.


         The Indenture does not contain any covenants or other provisions that are specifically intended to afford holders of the New Debt Securities special protection in the event of a highly leveraged or similar transaction involving the Company.


SUBORDINATION


         The Indenture provides that, unless otherwise provided in a supplemental indenture or a Board Resolution and described in the applicable Prospectus Supplement, the New Debt Securities will be subordinate and subject in right of payment to the prior payment in full of all Senior Debt (as defined below) of the Company, whether outstanding as of the date of the Indenture or thereafter incurred. (Section 1401). If the relevant supplemental indenture or Board Resolution results in the corresponding series of New Debt Securities being subordinated obligations of the Company, the following provisions will apply:


         (i) No payment of principal (including redemption and sinking fund payments) of, or premium, if any, or interest on, the New Debt Securities may be made if any Senior Debt is not paid when due, any applicable grace period with respect to such default has ended and such default has not been cured or waived, or if the maturity of any Senior Debt has been accelerated because of a default. (Section 1402).

         (ii) Upon any distribution of assets of the Company to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all Senior Debt must be paid in full before the holders of the New Debt Securities are entitled to receive or retain any payment. (Section 1403).

         (iii) Subject to the payment in full of all Senior Debt, the rights of the holders of the New Debt Securities will be subrogated to the rights of the holders of Senior Debt to receive payments or distributions applicable to Senior Debt until all amounts owing on the New Debt Securities are paid in full. (Section 1404).

         The term "Senior Debt" means the principal of, and premium, if any, interest on, and any other payment due pursuant to, any of the following items of indebtedness, whether outstanding at the date of execution of the Indenture or thereafter incurred, created or assumed:


           (a) all indebtedness of the Company evidenced by notes, debentures, bonds, or other securities sold by the Company for money, including all Bonds of the Company outstanding from time to time;

           (b) all indebtedness of others of the kinds described in the preceding clause (a) assumed by or guaranteed in any manner by the Company, including through an agreement to purchase, contingent or otherwise; and

           (c) all renewals, extensions, or refundings of indebtedness of the kinds described in any of the preceding clauses (a) and (b);

unless, in the case of any particular indebtedness, renewal, extension or refunding, the instrument creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, renewal, extension or refunding is not superior in right of payment to or is pari passu with the New Debt Securities. (Section 101).


         The Indenture does not limit the aggregate amount of Senior Debt that the Company may issue. As of June 30, 1997, outstanding Senior Debt of the Company aggregated approximately $590,700,000.


FORM, EXCHANGE, AND TRANSFER


         The New Debt Securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable Prospectus Supplement, in denominations of $1,000 and any integral multiple thereof. (Section 302).


         At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, New Debt Securities of any series will be exchangeable for other New Debt Securities of the same series, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305).


         Subject to the terms of the Indenture and the limitations applicable to Global Securities, New Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of New Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any New Debt Securities will be named in the applicable Prospectus Supplement. (Section 305). The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the New Debt Securities of each series. (Section 1002).

         If the New Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company will not be required to
(i) issue, register the transfer of, or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or
(ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305).


GLOBAL SECURITIES


         Some or all of the New Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the New Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture.


         Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be exchanged in whole or in part for New Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the New Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305).


         As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the New Debt Securities represented thereby for all purposes under the New Debt Securities and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any New Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated New Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any New Debt Securities represented thereby for any purpose under the New Debt Securities or the Indenture. All payments of principal of and any premium and interest on a Global Security will be made in immediately available funds to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These laws may impair the ability to transfer beneficial interests in a Global Security. Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of New Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or such participants (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges, and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising, or reviewing any records relating to such beneficial interests.


         Beneficial interests in a Global Security will trade in the Depositary's same-day funds settlement system, and secondary market trading activity in such beneficial interests will settle in immediately available funds, subject in all cases to the rules and procedures of the Depositary and its participants.


PAYMENT AND PAYING AGENTS


         Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a New Debt Security on any Interest Payment Date will be made to the Person in whose name such New Debt Security (or one or more Predecessor New Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307).


         Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the New Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the principal corporate trust office of The Bank of New York will be designated as the Company's sole Paying Agent for payments with respect to New Debt Securities of each series. Any other Paying Agents initially designated by the Company for the New Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the New Debt Securities of a particular series. (Section 1002).


         All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any New Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such New Debt Security thereafter may look only to the Company for payment thereof. (Section 1003).


CONSOLIDATION, MERGER, AND SALE OF ASSETS


         The Company may not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and may not permit any Person to consolidate with or merge into the Company or convey, transfer, or lease its properties and assets substantially as an entirety to the Company, unless (i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and expressly assumes the Company's obligations on the New Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met. (Section 801).

EVENTS OF DEFAULT


         Each of the following will constitute an Event of Default under the Indenture with respect to New Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any New Debt Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 10% in principal amount of the Outstanding New Debt Securities of that series, as provided in the Indenture; provided, however, that no notice by the Trustee to the Holders of such an occurrence shall be given until at least 30 days after the occurrence of such failure to perform; and (e) certain events in bankruptcy, insolvency or reorganization. (Section 501).


         If an Event of Default (other than an Event of Default described in clause (e) above) with respect to the New Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding New Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the New Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the New Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the New Debt Securities of that series (or, in the case of any such Original Issue Discount Debt Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding New Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502). For information as to waiver of defaults, see "Modification and Waiver".


         Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section
603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding New Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the New Debt Securities of that series. (Section 512).


         No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the New Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding New Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding New Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508).


         The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004).


MODIFICATION AND WAIVER


         Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding New Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security,
(f) modify the subordination provisions in a manner adverse to the Holders of the New Debt Securities, (g) reduce the percentage in principal amount of Outstanding New Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (h) reduce the percentage in principal amount of Outstanding New Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (i) modify such provisions with respect to modification and waiver. (Section 902). The Holders of a majority in principal amount of the Outstanding New Debt Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture with respect to such series. (Section 1008). The Holders of a majority in aggregate principal amount of the Outstanding New Debt Securities of any series may waive any past default under the Indenture with respect to such series, except a default in the payment of principal, premium, or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513).


         The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding New Debt Securities have given or taken any direction, notice, consent, waiver, or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain New Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased, as described under "Defeasance and Covenant Defeasance--Defeasance and Discharge" below, will not be deemed to be Outstanding. (Section 101).

         Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding New Debt Securities of any series entitled to give or take any direction, notice, consent, waiver, or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding New Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such New Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104).


DEFEASANCE AND COVENANT DEFEASANCE


         If and to the extent indicated in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of
Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to the New Debt Securities of any series, or to any specified part of a series. (Section 1301).


         DEFEASANCE AND DISCHARGE. The Indenture will provide that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any New Debt Securities, the Company will be discharged from all its obligations with respect to such New Debt Securities (except for certain obligations to exchange or register the transfer of New Debt Securities, to replace stolen, lost or mutilated New Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such New Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest of such New Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such New Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such New Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304).


         DEFEASANCE OF CERTAIN COVENANTS. The Indenture provides that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any New Debt Securities, the Company may omit to comply with certain restrictive covenants that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) in the first paragraph under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default and the provisions of the Indenture relating to subordination (if otherwise applicable) will cease to be effective, in each case with respect to such New Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such New Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such New Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such New Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such New Debt

Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company were to exercise this option with respect to any New Debt Securities and such New Debt Securities were declared due and payable because of the occurrence of an Event of Default, other than one relating to the applicable restrictive covenant, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such New Debt Securities at the time of their respective Stated Maturities but may not (and generally will not) be sufficient to pay amounts due on such New Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304).


NOTICES


         Notices to Holders of New Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106).


TITLE


         The Company, the Trustee, and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308).


GOVERNING LAW


         The Indenture and the New Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112).


REGARDING THE TRUSTEE


         The Trustee under the Indenture is The Bank of New York. The Company maintains normal banking arrangements with The Bank of New York. The Trustee is also trustee for Junior Subordinated Deferrable Interest Debentures, Series A, of the Company under the Indenture. Upon the occurrence of an Event of Default or an event which, after notice or lapse of time or both, would become an Event of Default, the Trustee may be deemed to have a conflicting interest, for the purposes of the Trust Indenture Act of 1939 with respect to the New Debt Securities of any series that rank senior to such Series A Debentures. In such case, the Trustee may be required to resign as Trustee under the Indenture. In that event, the Company would be required to appoint a successor Trustee.

                              PLAN OF DISTRIBUTION


         The Company will sell the Securities from time to time through underwriters, dealers or agents and/or directly to other purchasers in either negotiated or competitively bid transactions. Any Securities acquired by any underwriters will be acquired by such underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, at market prices prevailing at the time of sale or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. The applicable Prospectus Supplement will also set forth the purchase price of the Securities offered and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and other specific terms of the particular Securities.


         Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase any Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the particular Securities offered thereby if any are purchased.


         The Securities may be offered and sold by the Company directly or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named in, and any commissions payable by the Company to such agent will be set forth in, the applicable Prospectus Supplement. Unless otherwise indicted in the applicable Prospectus Supplement, each such agent will be acting on a reasonable-efforts basis for the period of its appointment.


         Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.


         Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against certain civil liabilities, including liabilities under the Securities Act.


                           VALIDITY OF THE SECURITIES


         The validity of the Securities offered hereby will be passed upon for the Company by Sullivan & Cromwell, New York, New York, and for the underwriters, agents or dealers by Brown & Wood LLP, New York, New York. On matters of local law, those firms will rely on Robert R. Winter, Esq., Vice President, Legal Services of the Company.


                                     EXPERTS


         The financial statements incorporated in this Prospectus by reference to the Annual Report have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

===============================================================================


                                  $100,000,000
                           THE POTOMAC EDISON COMPANY




                                   % NOTES DUE





                           ---------------------------
                              PROSPECTUS SUPPLEMENT
                           ---------------------------









                         BANC ONE CAPITAL MARKETS, INC.

                        THE WILLIAMS CAPITAL GROUP, L.P.




                                           , 2001




================================================================================